OFI Global Asset Management, Inc.

225 Liberty Street, 11th Floor

New York, New York 10281-1008

March 31, 2016

Via Electronic Transmission

Ms. Lauren Hamilton

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Sarbanes-Oxley Review of Oppenheimer Revenue Weighted ETF Trust

Dear Ms. Hamilton:

We have reviewed your comments, received on March 9, 2016, to the funds in the Oppenheimer Revenue Weighted ETF Trust, listed in the Appendix of this letter (the “Funds”), that are managed by VTL Associates, LLC. For your convenience, we have included each of your comments in italics, followed by our response.

Comments Pertaining to the Annual Report to Shareholders dated June 30, 2015.

1. In the Management Discussion of Fund Performance, the line graph displaying the performance for Oppenheimer Financials Sector Revenue ETF shows two lines representing the S&P 500 Financials Index, each with different returns. Please explain the difference in the two lines representing this Index.

The growth of $10,000 investment totaling $21,700 represents the RevenueShares Financials Sector Index but was inadvertently labeled as the S&P 500 Financials Index. The growth of $10,000 investment totaling $27,006 represents the S&P 500 Financials Index. This will be corrected in the next Annual Report to Shareholders.

2. In the Statement of Assets and Liabilities, please explain what is included in the “Due to Custodian” balance of $84,073 for the Oppenheimer Global Growth Revenue ETF.

The “Due to Custodian” balance of $84,073 for the Oppenheimer Global Growth Revenue ETF is the result of an overdraft of the Fund’s available cash held by the Custodian.

3. The Statement of Operations states that Oppenheimer Global Growth Revenue ETF commenced operations in 2015. Explain the treatment of organizational and offering costs. In addition, please ensure that the accounting for organizational and offering costs is disclosed in the notes to Financial Statements.

VTL Associates, LLC, the investment adviser to the Oppenheimer Global Growth Revenue ETF, paid the Fund’s organizational and offering costs. We will disclose this for the next annual period in the notes to Financial Statements.

4. In the Organization section of the Notes to Financial Statements, there is a statement that the Oppenheimer Ultra Dividend Revenue ETF commenced operations on September 30, 2013. However, the Management Discussion of Fund Performance section states that this Fund commenced operations on October 1, 2013. Please explain.

The Oppenheimer Ultra Dividend Revenue ETF was seeded on September 30, 2013 and began trading on NYSE Arca on October 1, 2013. Future filings will use October 1, 2013 as the date on which the Fund commenced operations.

5. The Notes to Financial Statements section titled “Advisory Fees, Servicing Fees and Other Fees and Expenses,” includes a table that displays the annualized advisory fees for each Fund. The paragraph below the table states, in summary, that the Trust and the Adviser have entered into fee waiver and expense reimbursement agreements pursuant to which the Advisor has agreed to waive fees to the extent necessary to keep fund expenses from exceeding the percentage of each Fund’s daily net assets in the above table. However, the amounts in the table reflect the advisory fees without any fee waiver and expense reimbursement. Please clarify and update as necessary in future filings.

Future filings will disclose the amount of the expense limitation for each Fund.

Comment Pertaining to Form N-PX

6. For the N-PX filed on August 31, 2015, there were proxies for which Oppenheimer Global Growth Revenue ETF was eligible to vote during the period, however, the records had not yet been completed. An amended N-PX was filed on October 19, 2015 with supplemental information for Oppenheimer Global Growth Revenue ETF. Please explain why the records were not completed by the original filing date.

We filed an amended N-PX report due to an administrative error that failed to set up properly the Oppenheimer Global Growth Revenue ETF’s account to capture international proxies. Upon discovery, the records had to be completed manually and were not ready in time for the initial filing.

Comment Pertaining to the Fund Website

7. The website www.revenueshares.com displays the gross expense ratios for the Funds. The ratios currently displayed are the 2014 ratios. Please revise to include the latest gross expense ratios from 2015.

We have updated the website.

* * * * *

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Edward Gizzi

OFI Global Asset Management, Inc.
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-4091
egizzi@oppenheimerfunds.com

Sincerely,

/s/ Edward Gizzi

Edward Gizzi
Vice President & Associate Counsel

Tel.: 212.323.4091

cc:        Emily Ast, Esq.

Taylor Edwards, Esq.

Michael Gompers

Appendix A

Oppenheimer Large Cap Revenue ETF

Oppenheimer Mid Cap Revenue ETF

Oppenheimer Small Cap Revenue ETF

Oppenheimer Financials Sector Revenue ETF

Oppenheimer ADR Revenue ETF

Oppenheimer Navallier Overall A-100 Revenue ETF

Oppenheimer Ultra Dividend Revenue ETF

Oppenheimer Global Growth Revenue ETF